UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F/A

AMENDMENT NO. 1

(Check One)

☒ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended:	_______________	Commission File Number:	001-38480

IMV Inc.
(Exact name of Registrant as specified in its charter)

Canada
(Province or other jurisdiction of incorporation or organization)

2834
(Primary Standard Industrial Classification Code Number (if applicable))

Not Applicable
(I.R.S. Employer Identification Number (if applicable))

1344 Summer Street, Suite 412

Halifax, Nova Scotia B3H 0A8

Canada

(902) 492-1819
(Address and telephone number of Registrant’s principal executive offices)

C T Corporation System

111 Eighth Avenue

New York, NY 10011

(212) 894-8800
(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)

Copies to:

Pierre Labbé IMV Inc. 1344 Summer Street, Suite 412 Halifax, Nova Scotia B3H 0A8 Canada (902) 492-1819	Thomas M. Rose Troutman Sanders LLP 401 9th Street, N.W., Suite 1000 Washington, D.C. 20004-2134 (757) 687-7715

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class Common Shares	Name of each exchange on which registered The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

☐   Annual information form             ☐  Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: N/A

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

YES ☐    NO ☒

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

YES ☐    NO ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.      ☐

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this Registration Statement on Form 40-F are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Section 27A of the Securities Act of 1933, as amended (the “Securities Act”). Additionally, the safe harbor provided in Section 21E of the Exchange Act and Section 27A of the Securities Act applies to any forward-looking information provided pursuant to “Off-Balance Sheet Arrangements” and “Disclosure of Contractual Obligations” in this Registration Statement on Form 40-F. Please see “Forward-Looking Statements” beginning on page 4 of the Management’s Report on Financial Position and Operating Results for the year ended December 31, 2017 of IMV Inc. (the “Registrant”), attached as Exhibit 99.85 to this Registration Statement on Form 40-F, and “Introduction and Forward Looking Statements” beginning on page 1 of the Annual Information Form for the fiscal year ended December 31, 2017 of the Registrant attached as Exhibit 99.81 to this Registration Statement on Form 40-F.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Registration Statement on Form 40-F in accordance with Canadian disclosure requirements, which are different from those of the United States.

The Registrant prepares its consolidated financial statements, which are filed with this Registration Statement on Form 40-F, in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”), and they may be subject to Canadian auditing and auditor independence standards. Such financial statements may not be comparable to financial statements prepared in accordance with United States generally accepted accounting principles.

DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS

The documents filed or incorporated by reference as Exhibits 99.1 through 99.105, each of which is incorporated by reference in this Registration Statement on Form 40-F, contain all information material to an investment decision that the Registrant, since January 1, 2017: (i) made or was required to make public pursuant to the law of any Canadian jurisdiction; (ii) filed or was required to file with the Toronto Stock Exchange (the “TSX”) and which was made public by the TSX; or (iii) distributed or was required to distribute to its security holders.

In accordance with General Instruction D(9) of Form 40-F, the Registrant has filed written consents of certain experts named in the foregoing Exhibits as 99.105, as set forth in the Exhibit Index attached hereto.

DESCRIPTION OF COMMON SHARES

The disclosure containing a description of the securities to be registered is included under the heading “Description of Capital Structure” beginning on page 53 of the Registrant’s Annual Information Form, attached hereto as Exhibit 99.81.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant does not have any “off-balance sheet arrangements” (as that term is defined in paragraph 11(ii) of General Instruction B to Form 40-F) that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists, as of December 31, 2017, information with respect to the Registrant’s known contractual obligations:

	Payments Due by Period (All amounts in Canadian dollars)
Contractual Obligations	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Accounts payable and accrued liabilities	2,760,228	-	-	-	2,760,228
Amounts due to directors	21,245	-	-	-	21,245
Long-term debt	220,408	5,381,154	117,206	9,683,315	15,402,083
Operating leases	253,193	497,585	481,412	1,304,225	2,536,415

Total	3,255,074	5,878,739	598,618	10,987,540	20,719,971

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Registrant has previously filed with the Commission a Form F-X on May 1, 2018.

Any change to the name or address of the Registrant’s agent and service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this Registration Statement on Form 40-F.

Exhibit No.	Title of Exhibit
99.1*	News Release regarding participation in the 9th Annual Biotech Showcase Conference, dated January 4, 2017
99.2*	News Release regarding participation in the BIO CEO & Investor Conference, dated February 2, 2017
99.3*	News Release regarding the appointment of Pierre Labbé, as Chief Financial Officer, dated February 3, 2017
99.4*	News Release regarding leading immuno-oncology candidate entering investigator-sponsored Phase 2 clinical trial in ovarian cancer in combination with approved Anti-PD-1 Drug, dated February 6, 2017
99.5*	Notice of the Annual General and Special Meeting held on April 20, 2017, dated February 17, 2017
99.6*	Notice of the Annual General and Special Meeting held on May 10, 2017, dated March 17, 2017
99.7*	News Release regarding new pre-clinical combination therapy data being presented at the AACR annual meeting, dated March 24, 2017
99.8*	News Release regarding announcement of positive interim clinical data from ovarian cancer study of DPX-Survivac in combination with Epacadostat, dated March 29, 2017
99.9*	ON Form 13-502F1 Class 1 and Class 3B Reporting Issuers, dated March 30, 2017
99.10*	Consolidated Financial Statements for years ended December 31, 2016 and 2015
99.11*	AB Form 13-501F1 Class 1 and Class 3B Reporting Issuers, dated March 30, 2017
99.12*	Annual Information Form for the year ended December 31, 2016
99.13*	Management’s Report on Financial Position and Operating Results for the year ended December 31, 2016
99.14*	Form 52-109F1 CEO and CFO Certifications of Annual Filings for the year ended December 31, 2016
99.15*	News Release announcing 2016 Year-End Results, dated March 30, 2017
99.16*	News Release regarding preclinical research being presented at AACR 2017 on ability of novel monoclonal antibodies to boost efficacy of DepoVaxTM-based cancer immunotherapy, dated April 5, 2017
99.17*	News Release regarding presentation at Bloom Burton & Co. Healthcare Investor Conference, dated April 7, 2017
99.18*	News Release regarding Princess Margaret Cancer Center receiving Canada clearance to begin investigator-sponsored Phase 2 ovarian cancer study evaluating Immunovaccine’s DPX-Survivac with Merck’s Pembrolizumab, dated April 11, 2017
99.19*	News Release announcing positive year-long immunogenicity data from Phase 1 clinical trial for respiratory syncytial virus vaccine candidate, dated April 12, 2017

99.20*	Letter to certain Canadian securities commissions dated April 13, 2017
99.21*	Notice of Annual and Special Meeting of Shareholders held on May 10, 2017, dated March 31, 2017
99.22*	Management Information Circular for the annual and special meeting of shareholders held on May 10, 2017, dated March 31, 2017
99.23*	Form of Proxy for the annual and special meeting of shareholders held on May 10, 2017
99.24*	News Release announcing dosing of first patient in investigator-sponsored Phase 1b/2 clinical trial evaluating immuno-oncology candidate targeting incurable HPV-related cancers, dated April 18, 2017
99.25*	News Release regarding IMV Inc. presenting at 19th Annual TIDES: Oligonucleotide and Peptide Therapeutics Conference, dated May 2, 2017
99.26*	Unaudited Interim Condensed Consolidated Financial Statements for quarter ended March 31, 2017
99.27*	Management’s Report on Financial Position and Operating Results for the three months ended March 31, 2017
99.28*	Form 52-109F2 CEO and CFO Certifications of Annual Filings for the quarter ended March 31, 2017
99.29*	News Release announcing financial results for quarter ended March 31, 2017, dated May 10, 2017
99.30*	Report on voting results of the annual and special meeting of shareholders held on May 10, 2017
99.31*	News Release announcing IMV Inc.’s lead immuno-oncology candidate to enter investigator-sponsored Phase 2 clinical trial in DLBCL in combination with approved Anti-PD-1 drug, dated May 16, 2017
99.32*	Deferred Share Unit Plan approved by the board of directors on December 21, 2016
99.33*	Amended Stock Option Plan
99.34*	News Release announcing Cdn$10 million bought deal offering, dated May 31, 2017
99.35*	Underwriting Agreement dated June 6, 2017
99.36*	Preliminary short form prospectus dated June 6, 2017
99.37*	Receipt of the Nova Scotia Securities Commission dated June 6, 2017 for the preliminary short form prospectus dated June 6, 2017
99.38*	Form 51-102F3 Material Change Report regarding the closing of the Cdn$10 million bought deal offering, dated June 9, 2017
99.39*	News Release announcing formation of inaugural Scientific and Clinical Advisory Committee, dated June 14, 2017
99.40*	Final short form prospectus for Cdn$10 million bought deal offering, dated June 15, 2017
99.41*	Receipt of the Nova Scotia Securities Commission dated June 16, 2017 for the short form prospectus dated June 15, 2017
99.42*	News Release announcing closing of Cdn$10 million bought deal offering, dated June 21, 2017

99.43*	Form 51-102F3 Material Change Report announcing the closing of the Cdn$10 million bought deal offering, dated June 29, 2017
99.44*	News Release announcing that IMV Inc. achieved breakthrough in support of developing personalized cancer immunotherapies, dated July 12, 2017
99.45*	News Release announcing CEO Frederic Ors named to annual PharmaVOICE 100, dated August 4, 2017
99.46*	Unaudited Interim Condensed Consolidated Financial Statements for six months ended June 30, 2017
99.47*	Management’s Report on Financial Position and Operating Results for the six months ended June 30, 2017
99.48*	Form 52-109F2 CEO and CFO Certifications of filings for the six months ended June 30, 2017
99.49*	News Release announcing financial results for quarter ended June 30, 2017, dated August 8, 2017
99.50*	News Release announcing IMV Inc.’s presentation at the 19th Annual Rodman & Renshaw Global Investment Conference, dated August 30, 2017
99.51*	News Release announcing achievement of milestones in collaboration with Zoetis to develop veterinary vaccines, dated August 31, 2017
99.52*	News Release announcing IMV Inc.’s presentations at certain investor conferences, dated September 29, 2017
99.53*	News Release announcing an extension to the maturity date of a Cdn$5 million loan until 2020, dated October 17, 2017
99.54*	News Release announcing regulatory clearance for Phase 2 clinical trial evaluating DPX-Survivac in combination with Merck’s checkpoint inhibitor Pembrolizumab in DLBCL, dated November 8, 2017
99.55*	Unaudited interim condensed consolidated financial statements for the nine months ended September 30, 2017
99.56*	Management’s Report on Financial Position and Operating Results for the nine months ended September 30, 2017
99.57*	Form 52-109F2 CEO and CFO Certifications of filings for the nine months ended September 30, 2017
99.58*	News Release announcing third quarter 2017 financial results, dated November 9, 2017
99.59*	News Release announcing positive clinical data from collaborative combination immunotherapy trial in advanced ovarian cancer, dated December 5, 2017
99.60*	News Release announcing IMV Inc. and UConn Health extended collaboration to support advancement of patient-specific immunotherapies to the clinic, dated December 7, 2017
99.61*	News Release announcing presentation at 2018 Biotech Showcase Conference, dated January 3, 2018
99.62*	News Release announcing appointment of Joseph Sullivan as Senior Vice President, Business Development, dated January 18, 2018
99.63*	News Release announcing that IMV Inc. was named to 2018 OTCQX Best 50, dated January 24, 2018

99.64*	News Release announcing Cdn$12.5 million bought deal offering, dated January 25, 2018
99.65*	Underwriting Agreement, dated January 30, 2018
99.66*	Preliminary short form prospectus for Cdn$12.5 million offering of common shares, dated January 30, 2018
99.67*	Receipt of the Nova Scotia Securities Commission for the preliminary short form prospectus, dated January 30, 2018
99.68*	News Release announcing that published study demonstrates the association between IMV Inc.’s proprietary immune-targeted delivery technology and enhanced efficacy in slowing tumor progression, dated January 31, 2018
99.69*	News Release announcing presentation at 2018 BIO CEO & Investor Conference, dated February 2, 2018
99.70*	Form 51-102F3 Material Change Report announcing the Cdn$12.5 million bought deal offering of common shares, dated February 2, 2018
99.71*	Final Short Form Prospectus for Cdn$12.5 million offering of common shares, dated February 5, 2018
99.72*	Receipt of the Nova Scotia Securities Commission for the short form prospectus, dated February 5, 2018
99.73*	News Release announcing closing of Cdn$14.375 million bought deal offering with over-allotment option exercised in full, dated February 15, 2018
99.74*	News Release announcing Immunovaccine and Leidos Expand Collaboration to Develop Malaria Vaccines Formulated in DepoVaxTM, dated November 21, 2017
99.75*	Form 51-102F3 Material Change Report announcing the closing of the Cdn$14.375 million bought deal offering of common shares, dated February 21, 2018
99.76*	News Release announcing presentation at the Oncology Meeting Innovations Annual Summit on hematologic malignancies, dated March 8, 2018
99.77*	Notice of Annual General and Special Meeting of Shareholders to be held on May 1, 2018, dated March 13, 2018
99.78*	News Release announcing IMV Inc. to host investor event on April 10, 2018 in New York City, dated March 13, 2018
99.79*	Amended Notice of Annual General and Special Meeting of Shareholders to be held on May 1, 2018, dated March 14, 2018
99.80*	News Release announcing IMV Inc. researchers to present new preclinical data at AACR annual meeting 2018, dated March 19, 2018
99.81*	Annual Information Form for the year ended December 31, 2017
99.82*	ON Form 13-502F1 Class 1 and Class 3B Reporting Issuers, dated March 15, 2018
99.83*	Consolidated Financial Statements for the years ended December 31, 2017 and 2016
99.84*	AB Form 13-501F1 Class 1 and Class 3B Reporting Issuers, dated March 15, 2018

99.85*	Management’s Report on Financial Position and Operating Results for the year ended December 31, 2017
99.86*	Form 52-109F1 CEO and CFO Certifications of Annual Filings for the year ended December 31, 2017
99.87*	News Release announcing IMV Inc.’s year-end 2017 financial results, dated March 20, 2018
99.88*	Amended Notice of Annual General and Special Meeting of Shareholders to be held on May 1, 2018, dated March 22, 2018
99.89*	News Release announcing IMV Inc.’s webcast of R&D update and investor event, dated March 27, 2018
99.90*	Notice of Annual and Special Meeting of Shareholders to be held on May 1, 2018, dated March 29, 2018
99.91*	Notice of Annual and Special Meeting of Shareholders and Management Information Circular, dated March 29, 2018
99.92*	Form of Proxy for Annual General and Special Meeting to be held on May 1, 2018
99.93*	News Release announcing new preclinical studies based on IMV Inc.’s proprietary delivery platform, dated April 16, 2018
99.94*	News Release announcing IMV Inc.'s expansion of clinical collaboration with Incyte Corporation in evaluating combination immunotherapies in advanced recurrent ovarian cancer, dated April 24, 2018
99.95†	News Release announcing IMV Inc. to highlight clinical data at 54th Annual Meeting of the American Society of Clinical Oncology, dated April 26, 2018
99.96†	News Release announcing IMV Inc.'s application to list common shares on Nasdaq and reverse stock split, dated May 3, 2018
99.97†	Certificate of Amendment of Articles of Incorporation
99.98†	Report on voting results of the annual and special meeting of shareholders held on May 1, 2018
99.99†	News Release announcing IMV Inc. trading on TSX post-reverse stock split, dated May 10, 2018
99.100†	Form 51-102F3 Material Change Report announcing application to list common shares on Nasdaq and consolidation of its outstanding common shares, dated May 2, 2018
99.101†	Unaudited interim condensed consolidated financial statements for the three months ended March 31, 2018

99.102†	Management’s Report on Financial Position and Operating Results for the three months ended March 31, 2018

99.103†	Form 52-109F2 CEO and CFO Certifications of filings for the three months ended March 31, 2018

99.104†	News Release announcing first quarter 2018 financial results, dated May 14, 2018

99.105*	Consent of Independent Auditor -- PricewaterhouseCoopers LLP

* Previously filed

† Filed herewith

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

IMV Inc.

By:	/s/ Pierre Labbé
Name: Pierre Labbé
Title: Chief Financial Officer

Date: May 25, 2018